Exhibit 99.2

Writer’s Name:	Ho Ying Ming / Quek Hao Zhi	Tel:	+65 6439 4801 +65 6439 4835

Secretary:	Mel Mah Geena Ko	E-Mail:	yingming.ho@shooklin.com haozhi.quek@shooklin.com

Our ref:	HYM/HZQ/2232155	BY EMAIL
Your ref:	—

To:	Maxeon Solar Technologies, Ltd. 8 Marina Boulevard #05-02 Marina Bay Financial Centre Singapore 018981

6 October 2023

Dear Sirs,

MAXEON SOLAR TECHNOLOGIES, LTD. – PROSPECTUS SUPPLEMENT

1	INTRODUCTION

1.1

We have acted as Singapore law advisors to Maxeon Solar Technologies, Ltd. (the “Company”), a company incorporated under the laws of the Republic of Singapore, as to Singapore law in respect of the issuance and sale of 1,100,000 ordinary shares in the capital of the Company (the “Relevant Shares”) in connection with the purchase of certain assets by the Company from SolarCA LLC (the “Selling Shareholder”) pursuant to an asset purchase agreement dated 19 September 2023 entered into by and among the Selling Shareholder, Complete Solaria, Inc., and the Company (the “Asset Purchase Agreement”).

1.2

The Relevant Shares are to be offered and resold by the Selling Shareholder pursuant to a prospectus supplement (the “Prospectus Supplement”) dated on or about 6 October 2023 to be filed by the Company with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

1.3

The Prospectus Supplement amends and supplements the base prospectus dated 16 May 2023 that was contained in the Company’s registration statement on Form F-3 (File No. 333-271971) that was filed by the Company with the Commission on 16 May 2023 (the “Registration Statement”).

2	SCOPE OF OPINION

This opinion only relates to the laws of general application of Singapore as at the date hereof and as currently applied by the Singapore courts, and is given on the basis that it will be governed by and construed in accordance with the laws of Singapore. We have made no investigation of, and do not express or imply any views on, the laws of any country other than Singapore.

Shook Lin & Bok LLP	旭龄及穆律师事务所

1	Robinson Road #18-00 AIA Tower Singapore 048542 Tel: +65 6535 1944 Fax: +65 6535 8577 Email: slb@shooklin.com Website: www.shooklin.com

Shook Lin & Bok LLP (Unique Entity No. T07LL0924K) is registered in Singapore under the Limited Liability Partnerships Act 2005 of Singapore with limited liability.

THE INFORMATION CONTAINED IN THIS TRANSMISSION IS CONFIDENTIAL AND ONLY FOR THE INTENDED RECIPIENT IDENTIFIED ABOVE. IF YOU ARE NOT THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY DISSEMINATION OR USE OF THIS COMMUNICATION IS PROHIBITED. IF YOU HAVE RECEIVED THIS TRANSMISSION IN ERROR, PLEASE IMMEDIATELY NOTIFY US BY TELEPHONE, RETURN THE ORIGINAL MESSAGE TO US, AND RETAIN NO COPY.

3	DOCUMENTS EXAMINED

3.1	For the purposes of this opinion, we have examined the following documents (the “Documents”):

(a)	an electronic copy of the Registration Statement;

(b)	an electronic copy of the Prospectus Supplement;

(c)	an electronic copy of the Asset Purchase Agreement;

(d)

an electronic copy of the certificate of incorporation of the Company issued by the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) on 6 October 2023 confirming the incorporation of the Company on 11 October 2019;

(e)	an electronic copy of the certificate of conversion of the Company issued by ACRA on 6 October 2023 confirming the conversion of the Company to a public company;

(f)	an electronic copy of the constitution of the Company adopted by way of special resolution passed on 25 August 2020, in effect on the date hereof (the “Constitution”);

(g)

an electronic copy of the shareholders agreement dated 26 August 2020 entered into by and among Total Solar INTL SAS, Total Gaz Electricité Holdings France SAS, the Company and Zhonghuan Singapore Investment and Development Pte. Ltd.;

(h)

an electronic copy of the minutes of the board meeting of the Company held on 15 September 2023 approving, amongst other things, the issuance of the Relevant Shares in connection with the Asset Purchase Agreement the “Board Resolutions”);

(i)

an electronic copy of the resolutions passed at the annual general meeting of the Company held on 23 August 2023 granting, amongst other things, the general mandate to the board of directors of the Company to issue shares pursuant to Section 161 of the Companies Act 1967 of Singapore (the “Companies Act”) (the “Shareholders’ Resolutions”, and together with the Board Resolutions, the “Resolutions”);

(j)	an electronic copy of the results of a business profile search on the Company extracted from the database of ACRA on 6 October 2023; and

(k)	copies of the results of the following searches conducted on 6 October 2023 at approximately 1:38 p.m. (Singapore time) in respect of the Company:

(i)	the Cause Book Search (comprising appeal case searches, civil case searches and enforcement searches) on the public records of the Supreme Court and State Courts of Singapore; and

(ii)	the insolvency (including judicial management) search on the public records at the Supreme Court,

in each case for the years 2020, 2021, 2022 to 2023 (up to the date and time of such searches) (the “Litigation and Winding Up Searches”, and together with sub-paragraph (j), collectively, the “Searches”).

3.2

This opinion is being rendered to you in connection with the filing of the Prospectus Supplement. We have not examined any documents other than those set out above. Save as expressly provided in paragraph 5 below, we express no opinion whatsoever with respect to any agreement or document. Save for the Documents, we have not sighted or examined any contracts, instruments or documents entered into by or affecting the Company, or the Company’s corporate records.

4	ASSUMPTIONS

4.1	In rendering this opinion, we have assumed:

(a)

the genuineness of all signatures, seals and dates and the correct identity and legal capacity and authority of all signatories and corporate officers and the due execution and validity of all Documents in accordance with all applicable laws;

(b)

that each of the parties to the Documents has the power, authority, legal right and ability to enter into each of the Documents to which it is a party and to perform, observe and comply with all its obligations thereunder, that the execution and delivery of each of the Documents has been duly approved and authorised by each party thereto and each of the Documents has been duly executed and delivered by each party thereto;

(c)

that each of the Documents to which it is a party has been signed for and on behalf of the Company by such person(s) who has been duly authorised to do so by the Company and that at the time of such signing, such person(s) was under no incapacity and was fully aware of the circumstances;

(d)

the authenticity, completeness and factual accuracy of all documents and corporate records presented as originals, and the completeness and the conformity to original documents of all copies submitted to us and the authenticity of the originals of such copies;

(e)

that the Documents remain unamended and in full force and effect and that the copies of all Documents submitted to us for examination are true, complete and up-to-date copies and have not been revoked, repudiated, terminated, modified, supplemented or superseded by some other document or agreement or corporate record or action (including orally, by conduct or course of dealing) of which we are unaware;

(f)	that each of the Documents, as disclosed to us, represents in its entirety, an integral document and that all terms had been finally and completely agreed between the contracting parties;

(g)	that no resolution or other action has been passed or taken which could affect or amend the Resolutions and the Constitution in the forms examined by us;

(h)	that the Resolutions:

(i)	are a full and true record of the resolutions duly passed by the relevant director(s) or shareholder(s) of the Company (as the case may be);

(ii)

were duly passed at properly convened meetings of duly appointed director(s) or the shareholder(s), or as the case may be, duly passed in the form of circulating resolutions in writing, in each case in accordance with the provisions of the Constitution and the Companies Act; and

(iii)

continue to remain valid and in full force and effect and have not been amended, rescinded, revoked, modified or replaced by any subsequent resolutions and there has been no defect in the passing of the Resolutions, including any authority granted to the director(s) pursuant to Section 161 of the Companies Act;

(i)	that, at the time of grant and issuance of the Relevant Shares:

(i)

the mandate from the shareholder(s) of the Company to issue such Relevant Shares pursuant to Section 161 of the Companies Act granted under the Shareholders’ Resolutions will not have expired in accordance with its terms or been previously revoked or varied by the Company in a general meeting; and

(ii)	the Company will be existing and in good standing under the laws of Singapore with the requisite capacity, power and authority to grant and issue the Relevant Shares;

(j)	that the director(s) of the Company:

(i)	have been duly appointed in accordance with the provisions of the Companies Act and the Constitution;

(ii)

have acted in good faith and in the best interest of the Company in approving the issuance of the Relevant Shares pursuant to the Asset Purchase Agreement, and without intention to defraud any of the creditors of the Company; and

(iii)

each director of the Company has disclosed all his interests in the transactions contemplated by the Registration Statement, the Prospectus Supplement and the issuance of the Relevant Shares in accordance with the provisions of the Companies Act and the Constitution, and none of the directors of the Company has any interests in such transactions except to the extent permitted by the Companies Act and the Constitution in force at that time;

(k)

that there were no other dealings (other than the dealings contemplated in each of the Documents) between the parties to each of the Documents that would adversely affect the capacity of the Company or the validity or enforceability of any of the Documents;

(l)	that all relevant documents have been provided to us by the officers of the Company for inspection for the purposes of this opinion;

(m)

that each of the Documents contains all information which is relevant for the purposes for our opinion and there is no other agreement, undertaking, representation or warranty (oral or written) and no other arrangement (whether legally binding or not) between all or any of the parties or any other matter which renders such information inaccurate, incomplete or misleading or which affects the conclusion state in this opinion;

(n)

each Document has been properly stamped, registered and filed (where necessary), and all other procedures that are necessary to perform in order to make the document admissible in evidence has been carried out and within the time limits prescribed by applicable law and regulations;

(o)

that no foreign law is relevant to or affects the conclusions stated in this opinion, and none of the opinions expressed herein will be affected by the laws (including, without limitation, the public policy) of any jurisdiction outside Singapore, and insofar as the laws of any jurisdiction outside Singapore may be relevant, such laws have been or will be complied with;

(p)	that there are no agreements, documents, arrangements or transactions to which the Company is a party that may in any way prohibit or restrict the issue of the Relevant Shares;

(q)

that all consents, approvals, authorisations, licences, exemptions or orders required from any governmental or other regulatory authorities outside Singapore and all other requirements outside Singapore for the legality and validity of the issuance and allotment of the Relevant Shares have been duly obtained or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied;

(r)	that there are no consents and/or waivers that need to be obtained pursuant to the Shareholders Agreement in relation to the issuance of the Relevant Shares;

(s)

that the information disclosed by the Searches is true and complete and that such information has not since then been materially altered and that such Searches did not fail to disclose any material information which had been delivered for filing but was not disclosed at the time of the said Searches;

(t)	that all factual statements made in the each of the Documents are correct and not misleading due to the omission, whether wilful or otherwise, of any material fact (as to which we express no opinion);

(u)

that the Company will not be unable to pay its debts (taking into account its contingent and prospective liabilities) for the purpose of Section 125(1)(e) Insolvency, Restructuring and Dissolution Act 2018 of Singapore (the “IRDA”), and within the meaning of Section 125(2) of the IRDA, or would not otherwise be insolvent or deemed to be insolvent pursuant to any legislation applicable to it at the time of issuing the Relevant Shares, and will not, as a consequence of executing the Prospectus Supplement and/or issuing the Relevant Shares, become unable to pay its debts within the meanings of such sections or otherwise be insolvent or deemed to be insolvent pursuant to any applicable legislation;

(v)

that no transaction in connection with or contemplated by any of the Documents constitutes a transaction at an undervalue, an unfair preference, an extortionate credit transaction, fraudulent trading, wrongful trading or a transaction defrauding creditors within the meaning of Sections 224, 225, 228, 238, 239 and 438 respectively of the IRDA;

(w)

that no step has been taken to wind up the Company, appoint a judicial manager or appoint a receiver in respect of it or any of its assets although the Searches referred to above give no indication that any winding-up order or appointment of a receiver or judicial manager has been made;

(x)

that no party to any Document is, or will be engaging in misleading or unconscionable conduct or seeking to conduct any relevant transaction or associated activity in a manner or for a purpose not evident on the face of the Documents which might render the Documents or any relevant transaction or associated activity illegal, void or voidable;

(y)

that no party to any Document entered into or was induced to enter into it by fraud, misrepresentation or, undue influence or on the basis of a mistake of fact or law or believing the document to be fundamentally different in substance or in kind from what it is, so that the said document is not regarded as the intended or wilful act of that party (this being known as “non est factum” doctrine);

(z)

in respect of the Asset Purchase Agreement, the Registration Statement and the Prospectus Supplement, due compliance with all matters concerning the laws of the United States of America and all other relevant jurisdictions (other than in Singapore in respect of the matters set out in paragraph 5 of this opinion);

(aa)	with respect to any of the Relevant Shares, that:

(i)	the Registration Statement, as supplemented by the Prospectus Supplement, will remain effective at the time of issuance of any Relevant Shares thereunder;

(ii)

such Relevant Shares shall have been duly executed, authenticated (where applicable), issued and delivered in accordance with the terms and subject to the conditions set out in the Resolutions, the Asset Purchase Agreement, the Registration Statement, the Prospectus Supplement and the Constitution;

(iii)

such Relevant Shares as executed and delivered, do not or will not, at the relevant time, violate any law applicable to the Company or result in a default under or breach of any agreement or instrument binding upon the Company;

(iv)

the delivery of the Relevant Shares, when issued, comply with all requirements and restrictions, if any, applicable to the Company, in any case whether imposed by any court or governmental or regulatory body having jurisdiction over the Company; and

(v)

as set out in the Registration Statement and the Prospectus Supplement, the offer and sale of the Relevant Shares in Singapore will be made only in accordance with, and pursuant to, the applicable provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”) (1) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA; (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA;

(bb)

that the Relevant Shares will be duly registered in the name(s) of the person(s) who acquire the Relevant Shares in the register of members of the Company, or in the name of the Depository Trust Company or its nominee, as the case may be, and the certificates for the Relevant Shares will be duly issued and delivered;

(cc)

that to the extent filings or registrations with the relevant authorities are required to be made, such filings or registration have been or will be duly made, in the manner as prescribed by applicable laws and regulations, including all filings made or required to be made with ACRA in connection with the issuance of the Relevant Shares in accordance with the provisions of the Companies Act;

(dd)	that valid consideration, if required, was or will be furnished or received by the Company in respect of those Relevant Shares that are issued as fully paid shares; and

(ee)

that there are no provisions of the laws of any jurisdiction outside Singapore which would have any implication for the opinions we expressed and, insofar as the laws of any jurisdiction outside Singapore may be relevant, such laws have been or will be complied with.

5	OPINION

Based upon and subject to the assumptions, limitations and qualifications set forth herein and having regard to such legal considerations as we have deemed relevant and subject to any matters not disclosed to us, we are of the opinion that the Relevant Shares, when issued, allotted and delivered by the Company in accordance with the Constitution and the terms of the Asset Purchase Agreement, and pursuant to the laws of Singapore, will be validly issued, fully paid and non-assessable.

6	QUALIFICATIONS

6.1	This opinion is also subject to the following qualifications:

(a)

For the purposes of this opinion, we have assumed that the term “non-assessable” (a term which has no recognised meaning under the laws of Singapore) in relation to the Relevant Shares means that holders of such shares, having fully paid up all amounts due on such shares, are under no further personal liability to make payments to the Company or its creditors or contribute to the assets or liabilities of the Company in their capacities purely as holders of such shares.

(b)	We express no opinion as to matters of fact.

(c)	We express no opinion on the truth, accuracy or completeness of any statement of facts, representations and warranties set out in any of the Documents.

(d)	We express no opinion as to the validity, binding effect or enforceability of any provision in the Asset Purchase Agreement.

(e)	We are not advising on the business, shareholding structure, commercial terms, tax, or accounting implications of the Documents.

(f)	We are not advising on any corporate secretarial or statutory compliance of the Company.

(g)

We have relied on electronic searches of public records. The accuracy of the results of the Searches is subject to such qualifications and disclaimers as ACRA and such other relevant provider of the search engine or database (as the case may be) may specify.

(h)

There may be errors in the public records or the public records may not be updated and we do not take responsibility for errors or omissions in such records, or, undertake any responsibility to update the results of any Searches.

(i)	With respect to the Litigation and Winding Up Searches:

(i)	a notice of a winding-up order made or resolution passed or a receiver or judicial manager appointed may not be filed at ACRA immediately;

(ii)	the results from the Searches do not reveal information relating to members’ voluntary winding up and appointment of a receiver which is not made pursuant to a court order;

(iii)	information on damages on defamation cases, damages on personal injuries and death cases, taxation, bankruptcy cases, winding up proceedings and admiralty are excluded;

(iv)	the results from these searches do not reveal information relating to court proceedings which have been sealed by an order of court; and

(v)

the Searches do not reflect (aa) any proceedings brought in other courts or tribunals (apart from the Supreme Court and State Courts), or the Small Claims Tribunal; (bb) any proceedings commenced by way of arbitration in Singapore; (cc) any litigation, arbitration proceedings or similar proceedings commenced outside of Singapore; or (iv) any mediation commenced in or outside of Singapore.

(j)

We have only been provided with the Documents described in paragraph 3 above and have neither reviewed nor been provided with any other information. Accordingly, no opinion is expressed on any document or matter which is not apparent on the face of such documents, including without limitation, any documents or provisions incorporated by reference in the Documents. In particular, no opinion is expressed on the power, capacity and authority of any party to assume any obligation, perform any act or be party to any matter that is not apparent on the face of the Documents (without reference to any other document or matter).

(k)	No opinion is expressed (or implied) on (i) any documents or provisions incorporated by reference in the Documents or (ii) any documents comprised in any schedule or annexure of the Documents.

(l)

Where any party is vested with a discretion or may determine a matter in its opinion or sole opinion, the laws of Singapore may require such discretion to be exercised reasonably or such opinion to be based on reasonable grounds.

(m)

This opinion is given on the basis that there will be no amendment to, or termination or replacement of the documents, authorizations and approvals referred to in this opinion and on the basis of the laws of Singapore in force as at the date of this opinion.

(n)

This opinion is given on the basis that we undertake no responsibility to notify any addressee of this opinion of any legal or legislative developments, or other changes to law or fact, arising after the date of this opinion.

(o)

Notwithstanding our opinion in paragraph 5 or any other paragraph hereto, and for the avoidance of doubt, we do not express any opinion as to the contents (or any part thereof) of the Documents (which is not governed under the laws of Singapore) and therefore also do not opine as to whether such Document is valid and/or legally enforceable under the laws of Singapore.

7	BENEFIT OF OPINION

7.1

Our opinion herein is solely for the benefit of the person to whom it is addressed, subject to the condition that such person accepts and acknowledges that this opinion may not be appropriate or sufficient for such person’s purposes, and is strictly limited to the matters stated in this opinion and is not to be read as extending by implication to any other matter in connection with the issuance of the Relevant Shares, the Registration Statement, the Prospectus Supplement, the Asset Purchase Agreement or otherwise. Further, except for the filing of this opinion with the Commission as an exhibit to the Prospectus Supplement, this opinion is not to be circulated or disclosed to, or relied upon by any other person (other than persons entitled to rely on it pursuant to applicable provisions of federal securities law in the United States of America, if any) or for any other purpose or quoted or referred to in any public document or filed with or disclosed to any governmental authority or agency or any other person without our prior written consent.

7.2

All statements or opinions made or reports contained herein are of a general nature only and current only as at the date of this opinion. They do not purport and are not intended to be a substitute for specific professional advice. This opinion does not cover the financial, tax and other related aspects of the business and operations of the Company. It is strictly limited to the matters stated herein and is not to be read as extending by implication to any other matter or document in connection with the Documents.

7.3

We consent to the use of our opinion as herein set forth as an exhibit to the Prospectus Supplement and to the use of our name under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 and 11 of the Securities Act or to the rules and regulations of the Commission thereunder.

Yours faithfully,

/s/ Shook Lin & Bok LLP

SHOOK LIN & BOK LLP